UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 6

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

SEVION THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

81834Q104

(CUSIP Number)

Copy to:

Barry Honig

555 South Federal Highway #450

Boca Raton, FL 33432

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,068,194 (1)(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,068,194 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,194 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99% (Based on 20,636,847 shares outstanding as of November 1, 2016)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes (i) 105,812 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (ii) 168,107 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), (iii) 24,423 shares of common stock held by Marlin Capital Investments, LLC (“Marlin”), (iv) 400,000 shares of common stock underlying Series C Preferred Stock held by 401K, (v) 266,667 shares of common stock underlying Series C Preferred Stock held by Roth 401K and (vi) 103,185 shares of common stock underlying warrants held by 401K.

(2)	Excludes (i) 96,815 shares of common stock underlying warrants held by 401K and (ii) 133,333 shares of common stock underlying warrants held by Roth 401K. Each of the foregoing warrants contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)	Mr. Honig is the trustee of 401K and Roth 401K and the managing member of Marlin and in such capacities holds voting and dispositive power over the securities held by such entities.

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 608,997 (1)(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 608,997 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,997 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.88% (Based on 20,636,847 shares outstanding as of November 1, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)	Includes (i) 105,812 shares of common stock, (ii) 400,000 shares of common stock underlying Series C Preferred Stock and (iii) 103,185 shares of common stock underlying warrants held by 401K.

(2)	Excludes 96,815 shares of common stock underlying warrants. The foregoing warrants contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)	Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 434,774 (1)(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 434,774 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,774 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.08% (Based on 20,636,847 shares outstanding as of November 1, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)	Includes (i) 168,107 shares of common stock held and (ii) 266,667 shares of common stock underlying Series C Preferred Stock.

(2)	Excludes 133,333 shares of common stock underlying warrants. The foregoing warrants contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)	Mr. Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K.

CUSIP No. 81834Q104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 24,423(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 24,423(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,423(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.12% (Based on 20,636,847 shares outstanding as of November 1, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the managing member of Marlin and in such capacity holds voting and dispositive power over the securities held by Marlin.

Item 1(a). Name of Issuer:

Sevion Therapeutics, Inc., a Delaware corporation (“Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

10210 Campus Point Drive, Suite 150

San Diego, CA 92121

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Barry Honig, 401K, Roth 401K and Marlin (collectively, the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c). Citizenship.

Barry Honig is a citizen of the United States. 401K, Roth 401K and Marlin are organized in the State of Florida.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number.

81834Q104

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 1,068,194 (1)(2)(3)

(b) Percent of class: 4.99% (Based on 20,636,847 shares outstanding as of November 1, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,068,194 (1)(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,068,194 (1)(2)(3)

(1)	Includes (i) 105,812 shares of common stock held by 401K, (ii) 168,107 shares of common stock held by Roth 401K, (iii) 24,423 shares of common stock held by Marlin, (iv) 400,000 shares of common stock underlying Series C Preferred Stock held by 401K, (v) 266,667 shares of common stock underlying Series C Preferred Stock held by Roth 401K and (vi) 103,185 shares of common stock underlying warrants held by 401K.

(2)	Excludes (i) 96,815 shares of common stock underlying warrants held by 401K and (ii) 133,333 shares of common stock underlying warrants held by Roth 401K. Each of the foregoing warrants contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)	Mr. Honig is the trustee of 401K and Roth 401K and the managing member of Marlin and in such capacities holds voting and dispositive power over the securities held by such entities.

Item 5. Ownership of Five Percent or Less of a Class.

[X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401K

Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee

Marlin Capital Investments, LLC

Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig, Managing Member